UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Registrant’s name)

12 Tai Seng Link

GRC Centre, #03-01A, Singapore 534233

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Supplementary Introductory Document

As previously disclosed, in relation to the proposed secondary listing by way of introduction of the ordinary shares of HomesToLife Ltd (the “Company”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the Company issued an introductory document on October 23, 2026 (the “Introductory Document”). On October 28, 2026, the Company issued a supplementary introductory document (“Supplementary Introductory Document”) to supplement the Introductory Document with certain appendices. The Supplementary Introductory Document should be read together with, and construed in conjunction with, the Introductory Document as one document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: October 29, 2026	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Director and Vice-Chairman

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